 Exhibit 99.11

Ind AS Consolidated

INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of Interim Consolidated Financial Statements

Opinion

We have audited the accompanying interim consolidated financial statements of Infosys Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Consolidated Balance Sheet as at September 30, 2018, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and six months period ended on that date, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the six months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim consolidated financial statements give a true and fair view in conformity with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013(‘the Act’) and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at September 30, 2018, the consolidated profit and consolidated total comprehensive income for the three months and six months period ended on that date, consolidated changes in equity and its consolidated cash flows for the six months period ended on that date.

Basis for Opinion

We conducted our audit of the interim consolidated financial statements in accordance with the Standards on Auditing (SAs) issued by the Institute of Chartered Accountants of India (ICAI). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the independence requirements that are relevant to our audit of the interim consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the interim consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KEY AUDIT MATTER	RESPONSE TO KEY AUDIT MATTER

Accuracy of revenues and onerous obligations in respect of fixed price contracts involves critical estimates

Estimated effort is a critical estimate to determine revenues and liability for onerous obligations. This estimate has a high inherent uncertainty as it requires consideration of progress of the contract, efforts incurred till date and efforts required to complete the remaining contract performance obligations.

Refer Notes 1.5a and 2.16 to the Interim Consolidated Financial Statements.

Principal Audit Procedures

Our audit approach was a combination of test of internal controls and substantive procedures which included the following:

•        Evaluated the design of internal controls relating to recording of efforts incurred and estimation of efforts required to complete the performance obligations.

•        Tested the access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•        Selected a sample of contracts and through inspection of evidence of performance of these controls, tested the operating effectiveness of the internal controls relating to efforts incurred and estimated.

•        Selected a sample of contracts and performed a retrospective review of efforts incurred with estimated efforts to identify significant variations and verify whether those variations have been considered in estimating the remaining efforts to complete the contract.

•        Reviewed a sample of contracts with unbilled revenues to identify possible delays in achieving milestones, which require change in estimated efforts to complete the remaining performance obligations.

•        Performed analytical procedures and test of details for reasonableness of incurred and estimated efforts.

Conclusion

Our procedures did not identify any material exceptions.

Responsibilities of the Management and Those Charged with Governance for the Interim Consolidated Financial Statements

Company’s Board of Directors is responsible for the preparation and presentation of these interim consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with Ind AS 34 and other accounting principles generally accepted in India. The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the interim consolidated financial statements by the Board of Directors of the Company, as aforesaid.

In preparing the interim consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim consolidated financial statements, including the disclosures, and whether the interim consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the interim consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim consolidated financial statements.

Materiality is the magnitude of misstatements in the interim consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

Based on our professional judgment, we determined materiality for the financial statements as a whole at Rs. 280 crores and Rs. 530 crores for the three months and six months period ended September 30, 2018, respectively. The basis for determining materiality was 5% of profits before tax. Profits before tax was used as a benchmark for materiality because it is one of the main measures used by users of financial statements to monitor the performance of the Group.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the interim consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, October 16, 2018	(Membership No.70928)

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and six months ended September 30, 2018

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Consolidated Balance Sheets as at	Note No.	September 30, 2018	March 31, 2018
ASSETS
Non-current assets
Property, plant and equipment	2.2	10,034	10,116
Capital work-in-progress		1,867	1,606
Goodwill	2.3.1 and 2.1	2,496	2,211
Other intangible assets	2.3.2	364	247
Investment in associate	2.23	–	–
Financial assets:
Investments	2.4	5,165	5,756
Loans	2.5	34	36
Other financial assets	2.6	295	284
Deferred tax assets (net)	2.15	1,360	1,282
Income tax assets (net)	2.15	6,085	6,070
Other non-current assets	2.9	1,952	2,265
Total non-current assets		29,652	29,873
Current assets
Financial assets:
Investments	2.4	7,580	6,407
Trade receivables	2.7	14,781	13,142
Cash and cash equivalents	2.8	17,851	19,818
Loans	2.5	232	239
Other financial assets	2.6	4,303	6,684
Other Current assets	2.9	5,468	1,667
		50,215	47,957
Assets held for sale	2.1.2	1,958	2,060
Total current assets		52,173	50,017
Total assets		81,825	79,890
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,176	1,088
Other equity		62,972	63,835
Total equity attributable to equity holders of the Company		65,148	64,923
Non-controlling interests		1	1
Total equity		65,149	64,924
Liabilities
Non-current liabilities
Financial Liabilities
Other financial liabilities	2.12	143	61
Deferred tax liabilities (net)	2.15	474	541
Other non-current liabilities	2.13	264	259
Total non-current liabilities		881	861
Current liabilities
Financial Liabilities
Trade payables		1,193	694
Other financial liabilities	2.12	8,194	6,946
Other current liabilities	2.13	3,997	3,606
Provisions	2.14	617	492
Income tax liabilities (net)	2.15	1,448	2,043
		15,449	13,781
Liabilities directly associated with assets held for sale	2.1.2	346	324
Total current liabilities		15,795	14,105
Total equity and liabilities		81,825	79,890

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss	Note No	Three months ended September 30,		Six months ended September 30,
		2018	2017	2018	2017
Revenue from operations	2.16	20,609	17,567	39,737	34,645
Other income, net	2.17	739	883	1,465	1,697
Total income		21,348	18,450	41,202	36,342
Expenses
Employee benefit expenses	2.18	11,158	9,604	21,620	18,970
Cost of technical sub-contractors		1,523	1,089	2,814	2,150
Travel expenses		602	480	1,205	1,008
Cost of software packages and others	2.18	606	492	1,151	932
Communication expenses		121	131	243	255
Consultancy and professional charges		289	269	594	515
Depreciation and amortisation expenses	2.2 and 2.3.2	463	456	900	906
Other expenses	2.18	953	800	1,779	1,552
Reduction in the fair value of Disposal Group held for sale	2.1.2	–	–	270	–
Total expenses		15,715	13,321	30,576	26,288
Profit before non-controlling interests/share in net profit/(loss) of associate		5,633	5,129	10,626	10,054
Share in net profit/(loss) of associate, including impairment	2.23	–	–	–	(71)
Profit before tax		5,633	5,129	10,626	9,983
Tax expense:
Current tax	2.15	1,612	1,471	3,063	2,971
Deferred tax	2.15	(89)	(68)	(158)	(197)
Profit for the period		4,110	3,726	7,721	7,209
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset. net	2.20 and 2.15	3	6	4	3
Equity instruments through other comprehensive income, net	2.4 and 2.15	8	–	12	–
		11	6	16	3
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	(29)	20	(20)	(46)
Exchange differences on translation of foreign operations		334	100	421	207
Fair value changes on investments, net	2.4 and 2.15	(15)	12	(60)	39
		290	132	341	200
Total other comprehensive income, net of tax		301	138	357	203
Total comprehensive income for the period		4,411	3,864	8,078	7,412
Profit attributable to:
Owners of the Company		4,110	3,726	7,721	7,209
Non-controlling interests		–	–	–	–
		4,110	3,726	7,721	7,209
Total comprehensive income attributable to:
Owners of the Company		4,411	3,864	8,078	7,412
Non-controlling interests		–	–	–	–
		4,411	3,864	8,078	7,412
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		9.45	8.15	17.76	15.77
Diluted ()		9.44	8.15	17.74	15.76
Weighted average equity shares used in computing earnings per equity share	2.21
Basic		4,347,055,177	4,571,730,722	4,346,857,296	4,571,524,372
Diluted		4,352,208,472	4,575,052,366	4,351,915,210	4,575,765,068

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore )

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Securities Premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
Balance as at April 1, 2017	1,144	2,216	52,882	54	12,135	120	–	5	–	(5)	458	39	(66)	68,982
Changes in equity for the six months ended September 30, 2017
Profit for the period	–	–	7,209	–	–	–	–	–	–	–	–	–	–	7,209
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	3	3
Fair value changes on derivatives designated as cash flow hedge*(refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	(46)	–	(46)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	207	–	–	207
Fair value changes on investments, net* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	39	39
Total Comprehensive income for the period	–	–	7,209	–	–	–	–	–	–	–	207	(46)	42	7,412
Exercise of stock options (refer note no. 2.11)	–	45	–	–	1	(46)	–	–	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(4,061)	–	–	–	–	–	–	–	–	–	–	(4,061)
Transfer to general reserve	–	–	(1,382)	–	1,382	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(965)	–	–	–	965	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	263	–	–	–	(263)	–	–	–	–	–	–	–
Share based payments to employees (refer note no. 2.11)	–	–	–	–	–	37	–	–	–	–	–	–	–	37
Balance as at September 30, 2017	1,144	2,261	53,946	54	13,518	111	702	5	–	(5)	665	(7)	(24)	72,370

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Securities Premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company
Balance as at April 1, 2018	1,088	36	58,477	54	2,725	130	1,583	5	56	2	779	–	(12)	64,923
Changes in equity for the six months ended September 30, 2018
Profit for the period	–	–	7,721	–	–	–	–	–	–	–	–	–	–	7,721
Remeasurement of the net defined benefit liability/asset* (refer note no. 2.20.1 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	4	4
Equity instruments through other comprehensive income* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	12	–	–	–	12
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.10)	–	–	–	–	–	–	–	–	–	–	–	(20)	–	(20)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	421	–	–	421
Fair value changes on investments, net* (refer to note no.2.4)	–	–	–	–	–	–	–	–	–	–	–	–	(60)	(60)
Total Comprehensive income for the period	–	–	7,721	–	–	–	–	–	–	12	421	(20)	(56)	8,078
Share based payments to employees (refer to note no. 2.11)	–	–	–	–	–	94	–	–	–	–	–	–	–	94
Share issued on exercise of stock options (refer to note no. 2.11)	–		–	–	–	–	–	–	–	–	–	–	–	–
Exercise of stock options (refer to note no. 2.11)	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Increase in Equity share capital on account of bonus issue (refer to note no. 2.11)	1,088	–	–	–	–	–	–	–	–	–	–	–	–	1,088
Amounts utilized for bonus issue (refer to note no. 2.11)	–	–	–	–	(1,088)	–	–	–	–	–	–	–	–	(1,088)
Exercise of stock options (refer to note no. 2.11)	–	42	–	–	–	(42)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	2	–	–	–	–	–	–	–	–	–	–	–	2
Amount transferred to other reserves	–	–	(1)	–	–	–	–	1	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	(7,949)	–	–	–	–	–	–	–	–	–	–	(7,949)
Transfer to general reserve	–	–	(1,615)	–	1,615	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(1,106)	–	–	–	1,106	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	375	–	–	–	(375)	–	–	–	–	–	–	–
Balance as at September 30, 2018	2,176	80	55,902	54	3,253	181	2,314	6	56	14	1,200	(20)	(68)	65,148

* Net of tax

(1)	Net of treasury shares

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Six months ended September 30,
		2018	2017
Cash flow from operating activities
Profit for the period		7,721	7,209
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	2,905	2,774
Depreciation and amortization	2.2 and 2.3.2	900	906
Interest and dividend income		(1,028)	(1,237)
Impairment loss recognized / (reversed) under expected credit loss model		142	36
Exchange differences on translation of assets and liabilities		57	(9)
Reduction in the fair value of Disposal Group held for sale	2.1	270	–
Stock compensation expense	2.11	97	38
Other adjustments		(65)	(38)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(2,679)	(1,619)
Loans, other financial assets and other assets		(155)	124
Trade payables		488	162
Other financial liabilities, other liabilities and provisions		1,722	858
Cash generated from operations		10,375	9,204
Income taxes paid		(3,653)	(2,810)
Net cash generated by operating activities		6,722	6,394
Cash flows from investing activities
Expenditure on property, plant and equipment		(1,091)	(959)
Loans to employees		9	16
Deposits placed with corporation		(11)	(20)
Interest and dividend received		989	810
Payment towards acquisition of business, net of cash acquired		(210)	(27)
Payment of contingent consideration for acquisition of business		(6)	(33)
Payments to acquire Investments
Preference and equity securities		(21)	(13)
Tax free bonds and government bonds		(17)	(1)
Liquid mutual funds and fixed maturity plan securities		(39,650)	(25,764)
Non convertible debentures		–	(104)
Certificates of deposit		(1,268)	(423)
Others		(8)	(14)
Proceeds on sale of financial assets
Tax free bonds and government bonds		1	4
Non-convertible debentures		302	–
Certificates of deposit		950	1,770
Commercial paper		300	–
Liquid mutual funds and fixed maturity plan securities		38,935	23,070
Net cash used in investing activities		(796)	(1,688)
Cash flows from financing activities:
Payment of dividends (including corporate dividend tax)		(7,949)	(4,061)
Net cash used in financing activities		(7,949)	(4,061)
Net increase / (decrease) in cash and cash equivalents		(2,023)	645
Cash and cash equivalents at the beginning of the period	2.8	19,871	22,625
Effect of exchange rate changes on cash and cash equivalents		64	69
Cash and cash equivalents at the end of the period	2.8	17,912	23,339
Supplementary information:
Restricted cash balance	2.8	330	554

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the interim consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as 'the Group'.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

Further, the company's ADS were also listed on the Euronext London and Euronext Paris. On July 5, 2018, the company voluntarily delisted its ADS from the said exchanges due to low average daily trading volume of its ADS on these exchanges.

The Group's interim consolidated financial statements are approved for issue by the Company's Board of Directors on October 16, 2018.

1.2 Basis of preparation of financial statements

These interim consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note no. 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Group uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note no. 2.15 and 2.22

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts (Refer to Note no 2.1 and 2.3).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note no 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the CGU or groups of cash-generating units which are benefiting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments (Refer to Note no 2.3).

f. Non-current assets and Disposal Group held for sale

Assets and liabilities of Disposal Group held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Group have been estimated using valuation techniques (including income and market approach) which includes unobservable inputs (Refer to Note no 2.1).

2.1 BUSINESS COMBINATIONS AND DISPOSAL GROUP HELD FOR SALE

2.1.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, a contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of September 30, 2018 is 14 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on the management’s estimates and independent appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	1	–	1
Intangible assets - customer relationships	–	12	12
Deferred tax liabilities on intangible assets	–	(2)	(2)
	1	10	11
Goodwill			35
Total purchase price			46

*Includes cash and cash equivalents acquired of 2 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 3 crore and the amount has been largely collected.

The fair value of each major class of consideration as at the acquisition date is as follows:

(In crore)

Component	Consideration settled
Cash paid	29
Fair value of contingent consideration	17
Total purchase price	46

The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the statement of profit and loss for the year ended March 31, 2018.

Wongdoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million(approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	37	–	37
Intangible assets - customer relationships	–	132	132
Intangible assets - trade name	–	8	8
	37	140	177
Goodwill			173
Total purchase price			350

* Includes cash and cash equivalents acquired of 51 crore.

Goodwill is tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	261
Fair value of contingent consideration	89
Total purchase price	350

The gross amount of trade receivables acquired and its fair value is 12 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of WondDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of September 30, 2018 is 127 crore ($17 million).

The transaction costs of 3 crore related to the acquisition have been included under administrative expenses in the statement of profit and loss for the six months ended September 30, 2018.

Acquisitions

Trusted Source Pte Ltd

On September 7, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 60% stake in Trusted Source Pte Ltd (a wholly owned subsidiary of Temasek Management Services Pte. Ltd.) a Singapore based IT services company for a total consideration of up to SGD 12 million (approximately 63 crore), subject to regulatory approvals and fulfillment of closing conditions.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately 546 crore), comprising of cash consideration of Euro 45 million (approximately 378 crore), contingent consideration of upto Euro 12 million (approximately 101 crore) and retention payouts of upto Euro 8 million (approximately 67 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group. The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido.

As of October 16, 2018 (i.e., the date of adoption of financial statements by the Board of Directors), the Company is in the process of finalising the accounting for acquisition of Fluido, including allocation of purchase consideration to identifiable assets and liabilities.

2.1.2. Disposal group held for sale

Accounting policy

Non current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell.

In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “Disposal Group”). The Company anticipates completion of the sale by March 2019. On reclassification, assets and liabilities in respect of the Disposal Group had been reclassified as “held for sale" and measured at the lower of carrying amount and fair value less cost to sell. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya had been recognized in the Consolidated Profit and Loss for the quarter and year ended March 31, 2018. During the quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

As of September 30, 2018 assets amounting to 1,958 crore and liabilities amounting to 346 crore in respect of the Disposal Group have been classified as “held for sale". The Disposal Group does not constitute a separate major component of the Company and therefore has not been classified as discontinued operations.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22–25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3–5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Over lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2018:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as of July 1, 2018	1,296	652	8,220	2,327	1,011	5,102	1,417	541	33	20,599
Additions/adjustments	2	–	45	23	18	165	19	31	2	305
Deletions/adjustments	–	–	–	(2)	(2)	(42)	(3)	–	(1)	(50)
Translation difference	–	–	13	1	2	14	5	6	–	41
Gross carrying value as of September 30, 2018	1,298	652	8,278	2,349	1,029	5,239	1,438	578	34	20,895
Accumulated depreciation as of July 1, 2018	–	(32)	(2,794)	(1,669)	(745)	(3,791)	(1,053)	(348)	(19)	(10,451)
Depreciation	–	(2)	(78)	(73)	(32)	(183)	(45)	(20)	(2)	(435)
Accumulated depreciation on deletions	–	–	–	2	2	40	3	–	1	48
Translation difference	–	–	–	(1)	(1)	(11)	(4)	(6)	–	(23)
Accumulated depreciation as of September 30, 2018	–	(34)	(2,872)	(1,741)	(776)	(3,945)	(1,099)	(374)	(20)	(10,861)
Carrying value as of September 30, 2018	1,298	618	5,406	608	253	1,294	339	204	14	10,034
Carrying value as of July 1, 2018	1,296	620	5,426	658	266	1,311	364	193	14	10,148

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2017:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as of July 1, 2017	1,095	671	7,341	2,079	946	4,673	1,301	491	30	18,627
Additions	3	–	50	44	14	72	17	23	2	225
Deletions	–	–	–	(4)	(5)	(25)	(4)	(11)	(1)	(50)
Translation difference	–	–	16	1	1	7	1	4	–	30
Gross carrying value as of September 30, 2017	1,098	671	7,407	2,120	956	4,727	1,315	507	31	18,832
Accumulated depreciation as of July 1, 2017	–	(28)	(2,507)	(1,403)	(632)	(3,195)	(909)	(265)	(17)	(8,956)
Depreciation	–	(2)	(68)	(65)	(31)	(175)	(39)	(26)	(1)	(407)
Accumulated depreciation on deletions	–	–	–	4	4	24	5	10	1	48
Translation difference	–	–	(1)	(1)	–	(5)	(1)	(2)	–	(10)
Accumulated depreciation as of September 30, 2017	–	(30)	(2,576)	(1,465)	(659)	(3,351)	(944)	(283)	(17)	(9,325)
Carrying value as of September 30, 2017	1,098	641	4,831	655	297	1,376	371	224	14	9,507
Carrying value as of July 1, 2017	1,095	643	4,834	676	314	1,478	392	226	13	9,671

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2018

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as of April 1, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Additions/adjustments	69	–	134	45	30	397	48	40	4	767
Additions - Business Combination	–	–	–	–	2	1	2	2	–	7
Deletions/adjustments	–	(21)	–	(3)	(7)	(55)	(8)	(2)	(1)	(97)
Translation difference	–	–	14	1	2	12	3	7	–	39
Gross carrying value as of September 30, 2018	1,298	652	8,278	2,349	1,029	5,239	1,438	578	34	20,895
Accumulated depreciation as of April 1, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Depreciation	–	(3)	(153)	(146)	(63)	(358)	(88)	(39)	(3)	(853)
Accumulated depreciation on deletions	–	–	–	3	7	53	8	2	1	74
Translation difference	–	–	–	(1)	(1)	(8)	(2)	(7)	–	(19)
Accumulated depreciation as of September 30, 2018	–	(34)	(2,872)	(1,741)	(776)	(3,945)	(1,099)	(374)	(20)	(10,861)
Carrying value as of September 30, 2018	1,298	618	5,406	608	253	1,294	339	204	14	10,034
Carrying value as of April 1, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2017:

(In crore)

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as of April 1, 2017	1,095	671	7,279	2,048	922	4,540	1,277	469	31	18,332
Additions	3	–	102	75	38	231	41	42	3	535
Deletions	–	–	–	(5)	(6)	(56)	(5)	(12)	(3)	(87)
Translation difference	–	–	26	2	2	12	2	8	–	52
Gross carrying value as of September 30, 2017	1,098	671	7,407	2,120	956	4,727	1,315	507	31	18,832
Accumulated depreciation as of April 1, 2017	–	(27)	(2,440)	(1,337)	(599)	(3,053)	(869)	(239)	(17)	(8,581)
Depreciation	–	(3)	(135)	(131)	(64)	(344)	(79)	(50)	(2)	(808)
Accumulated depreciation on deletions	–	–	–	4	5	55	6	11	2	83
Translation difference	–	–	(1)	(1)	(1)	(9)	(2)	(5)	–	(19)
Accumulated depreciation as of September 30, 2017	–	(30)	(2,576)	(1,465)	(659)	(3,351)	(944)	(283)	(17)	(9,325)
Carrying value as of September 30, 2017	1,098	641	4,831	655	297	1,376	371	224	14	9,507
Carrying value as of April 1, 2017	1,095	644	4,839	711	323	1,487	408	230	14	9,751

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

(In crore)

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as of April 1, 2017	1,095	671	7,279	2,048	922	4,540	1,277	469	31	18,332
Additions	134	2	789	264	86	471	130	74	5	1,955
Deletions	–	–	(1)	(8)	(8)	(109)	(10)	(12)	(5)	(153)
Reclassified as assets held for sale (Refer to note no. 2.1.2)	–	–	–	(1)	(2)	(40)	(8)	(17)	–	(68)
Translation difference	–	–	63	3	4	22	4	17	–	113
Gross carrying value as of March 31, 2018	1,229	673	8,130	2,306	1,002	4,884	1,393	531	31	20,179
Accumulated depreciation as of April 1, 2017	–	(27)	(2,440)	(1,337)	(599)	(3,053)	(869)	(239)	(17)	(8,581)
Depreciation	–	(4)	(276)	(266)	(125)	(693)	(160)	(105)	(5)	(1,634)
Accumulated depreciation on deletions	–	–	–	7	6	107	9	11	4	144
Reclassified as assets held for sale (Refer to note no. 2.1.2)	–	–	–	1	1	25	5	15	–	47
Translation difference	–	–	(3)	(2)	(2)	(18)	(2)	(12)	–	(39)
Accumulated depreciation as of March 31, 2018	–	(31)	(2,719)	(1,597)	(719)	(3,632)	(1,017)	(330)	(18)	(10,063)
Carrying value as of March 31, 2018	1,229	642	5,411	709	283	1,252	376	201	13	10,116
Carrying value as of April 1, 2017	1,095	644	4,839	711	323	1,487	408	230	14	9,751

Notes:	(1) Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

Gross carrying value of lease hold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Group has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, the bargain purchase excess is recognized after reassessing the fair value of net assets acquired in the capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Carrying value at the beginning	2,211	3,652
Goodwill on Brilliant Basics acquisition (Refer note no. 2.1)	–	35
Goodwill on WongDoody acquisition (refer note no. 2.1)	173	–
Goodwill reclassified under assets held for sale (refer note no 2.1.2)	–	(1,609)
Translation differences	112	133
Carrying value at the end	2,496	2,211

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

2.3.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of acquired intangible assets for the three months ended September 30, 2018:

 (In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of July 1, 2018	583	20	–	–	73	34	27	737
Additions/adjustments	–	8	–	–	–	–	–	8
Deletions/adjustments during the period	–	–	–	–	–	–	–	–
Translation difference	30	3	–	–	1	1	–	35
Gross carrying value as of September 30, 2018	613	31	–	–	74	35	27	780
Accumulated amortization as of July 1, 2018	(309)	(20)	–	–	(10)	(14)	(14)	(367)
Amortization expense	(23)	(1)	–	–	(1)	(1)	(2)	(28)
Deletions/adjustments during the period	–	–	–	–	–	–	–	–
Translation differences	(19)	(2)	–	–	–	–	–	(21)
Accumulated amortization as of September 30, 2018	(351)	(23)	–	–	(11)	(15)	(16)	(416)
Carrying value as of July 1, 2018	274	–	–	–	63	20	13	370
Carrying value as of September 30, 2018	262	8	–	–	63	20	11	364
Estimated Useful Life (in years)	2–10	3	–	–	50	5–6	5
Estimated Remaining Useful Life (in years)	0–4	2	–	–	43	2–6	2

Following are the changes in the carrying value of acquired intangible assets for the three months ended September 30, 2017:

 (In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of July 1, 2017	757	404	21	1	67	90	62	1,402
Acquisition through business combination (Refer to note 2.1)	12	–	–	–	–	–	–	12
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	6	4	–	–	2	1	–	13
Gross carrying value as of September 30, 2017	775	408	21	1	69	91	62	1,427
Accumulated amortization as of July 1, 2017	(407)	(140)	(21)	(1)	(7)	(54)	(42)	(672)
Amortization expense	(22)	(19)	–	–	(1)	(4)	(3)	(49)
Deletions during the period	–	–	–	–	–	–	–	–
Translation differences	(3)	(3)	–	–	–	1	(1)	(6)
Accumulated amortization as of September 30, 2017	(432)	(162)	(21)	(1)	(8)	(57)	(46)	(727)
Carrying value as of July 1, 2017	350	264	–	–	60	36	20	730
Carrying value as of September 30, 2017	343	246	–	–	61	34	16	700
Estimated Useful Life (in years)	2–10	5–8	–	–	50	3–10	3–5
Estimated Remaining Useful Life (in years)	0–6	2–6	–	–	44	0–7	0–3

Following are the changes in the carrying value of acquired intangible assets for the six months ended September 30, 2018:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2018	445	19	–	–	73	26	27	590
Additions/adjustments	–	8	–	–	–	–	–	8
Acquisition through business combination (Refer note no. 2.1)	132	–	–	–	–	8	–	140
Deletions/adjustments during the period	–	–	–	–	–	–	–	–
Translation difference	36	4	–	–	1	1	–	42
Gross carrying value as of September 30, 2018	613	31	–	–	74	35	27	780
Accumulated amortization as of April 1, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Amortization expense	(39)	(1)	–	–	(1)	(3)	(3)	(47)
Deletion/adjustments during the period	–	–	–	–	–	–	–	–
Translation differences	(23)	(3)	–	–	–	–	–	(26)
Accumulated amortization as of September 30, 2018	(351)	(23)	–	–	(11)	(15)	(16)	(416)
Carrying value as of April 1, 2018	156	–	–	–	63	14	14	247
Carrying value as of September 30, 2018	262	8	–	–	63	20	11	364
Estimated Useful Life (in years)	2–10	3	–	–	50	5–6	5
Estimated Remaining Useful Life (in years)	0–4	2	–	–	43	2–6	2

Following are the changes in the carrying value of acquired intangible assets for the six months ended September 30, 2017:

 (In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2017	750	405	21	1	66	90	62	1,395
Acquisition through business combination (Refer note no. 2.1)	12	–	–	–	–	–	–	12
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	13	3	–	–	3	1	–	20
Gross carrying value as of September 30, 2017	775	408	21	1	69	91	62	1,427
Accumulated amortization as of April 1, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Amortization expense	(44)	(39)	–	–	(1)	(7)	(7)	(98)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	(6)	(2)	–	–	–	(1)	(1)	(10)
Accumulated amortization as of September 30, 2017	(432)	(162)	(21)	(1)	(8)	(57)	(46)	(727)
Carrying value as of April 1, 2017	368	284	–	–	59	41	24	776
Carrying value as of September 30, 2017	343	246	–	–	61	34	16	700
Estimated Useful Life (in years)	2–10	5–8	–	–	50	3–10	3–5
Estimated Remaining Useful Life (in years)	0–6	2–6	–	–	44	0–7	0–3

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2018:

 (In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2017	750	405	21	1	66	90	62	1,395
Acquisition through business combination (Refer note no. 2.1)	12	–	–	–	–	–	–	12
Deletions / retirals during the period	(172)	–	(21)	–	–	(29)	(35)	(257)
Reclassified under assets held for sale (Refer note no 2.1.2)	(157)	(388)	–	(1)	–	(37)	–	(583)
Translation difference	12	2	–	–	7	2	–	23
Gross carrying value as of March 31, 2018	445	19	–	–	73	26	27	590
Accumulated amortization as of April 1, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Amortization expense	(127)	(79)	–	–	(1)	(12)	(10)	(229)
Deletion / retirals during the period	172	–	21	–	–	29	35	257
Reclassified under assets held for sale (Refer note no 2.1.2)	56	182	–	1	–	21	–	260
Translation differences	(8)	(1)	–	–	(2)	(1)	–	(12)
Accumulated amortization as of March 31, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Carrying value as of April 1, 2017	368	284	–	–	59	41	24	776
Carrying value as of March 31, 2018	156	–	–	–	63	14	14	247
Estimated Useful Life (in years)	2–10	–	–	–	50	5	5
Estimated Remaining Useful Life (in years)	1–5	–	–	–	43	3	3

The amortization expense has been included under depreciation and amortization expense in the consolidated statement of profit and loss.

Research and Development Expenditure

Research and development expense recognized in net profit in the consolidated Statement of Profit and Loss for the three months ended September 30, 2018 and September 30, 2017 was 198 crore and 177 crore respectively, and for the six months ended September 30, 2018 and September 30, 2017 was 386 crore and 376 crore respectively.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non-current
Unquoted
Investments carried at fair value through other comprehensive income (refer note no. 2.4.1)
Preference securities	138	116
Equity instruments	23	22
	161	138
Investments carried at fair value through profit and loss (refer note no. 2.4.1)
Convertible promissory note	–	12
Preference securities	25	–
Others	74	66
	99	78
Quoted
Investments carried at amortized cost (refer note no. 2.4.2)
Tax free bonds	1,894	1,896
	1,894	1,896
Investments carried at fair value through profit and loss (refer note no. 2.4.3)
Fixed maturity plan securities	437	429
	437	429
Investments carried at fair value through other comprehensive income (refer note no. 2.4.4)
Non convertible debentures	2,574	3,215
	2,574	3,215
Total non-current investments	5,165	5,756
Current
Unquoted
Investments carried at fair value through profit or loss (refer note no. 2.4.3)
Liquid mutual fund units	870	81
	870	81
Investments carried at fair value through other comprehensive income
Commercial Paper (refer note no. 2.4.4)	–	293
Certificates of deposit (refer note no. 2.4.4)	5,741	5,269
	5,741	5,562
Quoted
Investment carried at amortized cost (refer note no.2.4.2)
Government Bonds	18	1
	18	1
Investments carried at fair value through other comprehensive income (refer note no. 2.4.4)
Non convertible debentures	951	763
	951	763
Total current investments	7,580	6,407
Total investments	12,745	12,163
Aggregate amount of quoted investments	5,874	6,304
Market value of quoted investments (including interest accrued)	6,132	6,568
Aggregate amount of unquoted investments	6,871	5,859
Aggregate amount of impairment made for non-current unquoted investments (including investment in associate)	–	89
Investments carried at amortized cost	1,912	1,897
Investments carried at fair value through other comprehensive income	9,427	9,678
Investments carried at fair value through profit or loss	1,406	588

Uncalled capital commitments outstanding as at September 30, 2018 and March 31, 2018 was 67 crore and 81 crore, respectively.

Refer to Note no 2.10 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income:

(In crore)

	Three months ended September 30, 2018			Three months ended September 30, 2017
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(12)	2	(10)	9	(1)	8
Certificates of deposit	(7)	2	(5)	6	(2)	4
Equity and preference securities	7	1	8	–	–	–

(In crore)

	Six months ended September 30, 2018			Six months ended September 30, 2017
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(48)	6	(42)	40	(4)	36
Certificates of deposit	(27)	9	(18)	5	(2)	3
Equity and preference securities	12	–	12	–	–	–

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		September 30, 2018	March 31, 2018
Liquid mutual fund units	Quoted price	870	81
Fixed maturity plan securities	Market observable inputs	437	429
Tax free bonds and government bonds	Quoted price and market observable inputs	2,127	2,151
Non-convertible debentures	Quoted price and market observable inputs	3,525	3,978
Commercial Papers	Market observable inputs	–	293
Certificate of deposits	Market observable inputs	5,741	5,269
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	161	138
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	25	–
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model, etc.	–	12
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	74	66
Total		12,960	12,417

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Details of investments

The details of investments in preference, equity and other instruments at September 30, 2018 and March 31, 2018 are as follows:

(In crore, except otherwise stated)

Particulars	As at
	September 30, 2018	March 31, 2018
Preference securities
Airviz Inc.	7	6
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	22	20
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
CloudEndure Ltd.	29	26
25,59,290 (25,59,290) Series B Preferred Shares, fully paid up, par value ILS 0.01 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Waterline Data Science, Inc	37	23
39,33,910 (39,33,910) Series B Preferred Shares, fully paid up, par value USD 0.00001 each
13,35,707 (Nil) Series C Preferred Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	23	21
11,80,358 (11,80,358) Series C-1 Preferred Stock
Tidalscale	25	–
36,74,269 (Nil) Series B Preferred Stock
Ideaforge	10	10
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10 each, fully paid up
Total investment in preference securities	163	116
Equity Instruments
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052 each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at 1,000 each, fully paid up, par value 1,000/- each
Unsilo A/S	22	21
69,894 (69,894) Equity Shares, fully paid up, par value DKK 1 each
Ideaforge
100 (100) equity shares at 10/-, fully paid up	–	–
Total investment in equity instruments	23	22
Others
Stellaris Venture Partners India I	10	7
Vertex Ventures US Fund L.L.P	64	59
Total investment in others	74	66
Convertible promissory note
Tidalscale*	–	12
Total investment in convertible promissory note	–	12
Total	260	216

* During the quarter ended September 30, 2018; Investment in Convertible promissory note of Tidalscale was converted into SeriesB Preferred Stock

2.4.2 Details of investments in tax free bonds and government bonds

The balances held in tax free bonds as at September 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at September 30, 2018			As at March 31, 2018
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000/–	470	50	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000/–	1,000	106	1,000	106
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/–	2,000,000	201	2,000,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000/–	422,800	42	422,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000/–	3,300	343	3,300	343
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/–	2,100,000	210	2,100,000	211
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000/–	571,396	57	571,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/–	200,000	20	200,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 23FEB2022	1,000/–	150,000	15	150,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/–	500,000	52	500,000	52
8.20% Power Finance Corporation Limited Bonds 01FEB2022	1,000/–	500,000	50	500,000	50
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000/–	1,000	100	1,000	100
8.30% National Highways Authority of India Limited 'Bonds 25JAN2027	1,000/–	500,000	53	500,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000/–	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/–	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/–	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/–	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/–	500,000	50	500,000	50
Total investments in tax-free bonds			1,894		1,896

The balances held in government bonds as at September 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at September 30, 2018			As at March 31, 2018
	Face Value PHP	Units	Amount	Units	Amount
Treasury Notes Phillippines Govt. 29MAY2019	100	45,000	6	–	–
Treasury Notes PIBL1217E082 MAT DATE 09 May 2018	100	–	–	1,00,000	1
Treasury Notes Phillippines Govt. 17APRIL2019	100	90,000	12	–	–
Total investments in government bonds			18		1

2.4.3 Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at September 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at September 30, 2018		As at March 31, 2018
	Units	Amount	Units	Amount
Aditya Birla Sun liquid fund - Growth-Direct Plan	14,691,318	425	1,631,554	45
HDFC Liquid Fund- Direct Plan- Growth Option	1,255,799	445	–	–
ICICI Prudential Liquid- Direct Plan- Growth	–	–	1,365,687	36
Total investments in liquid mutual fund units		870		81

The balances held in fixed maturity plans as at September 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	As at September 30, 2018		As at March 31, 2018
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	6,00,00,000	66	6,00,00,000	65
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 Days- GR Direct	2,50,00,000	27	2,50,00,000	27
HDFC FMP 1155D Feb 2017- Direct Growth- Series 37	3,80,00,000	42	3,80,00,000	41
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	5,50,00,000	60	5,50,00,000	59
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	4,20,00,000	46	4,20,00,000	45
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	3,00,00,000	33	3,00,00,000	32
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	1,00,00,000	11	1,00,00,000	11
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	1,50,00,000	16	1,50,00,000	16
Kotak FMP Series 199 Direct- Growth	3,50,00,000	39	3,50,00,000	37
Reliance Fixed Horizon Fund- XXXII Series 8- Dividend Plan	5,00,00,000	52	5,00,00,000	51
Total investments in fixed maturity plan securities		437		429

2.4.4 Details of investments in non convertible debentures and certificates of deposit

The balances held in non convertible debenture units as at September 30, 2018 and March 31, 2018 is as follows:

(In crore, except as otherwise stated)

Particulars	Face Value	As at September 30, 2018		As at March 31, 2018
		Units	Amount	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/–	50	53	50	51
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/–	1,000	103	1,000	101
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/–	500	52	500	52
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/–	3,000	309	3,000	306
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/–	1,250	120	1,250	129
7.78% Housing Development Finance Corporation Ltd 24MAR2020	1,00,00,000/–	100	102	100	99
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/–	500	50	500	53
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/–	150	158	150	153
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/–	2,000	203	2,000	214
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/–	50	50	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/–	500	52	500	50
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/–	100	100	100	105
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000/–	200	207	200	215
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/–	2,000	205	2,000	216
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/–	500	51	500	54
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000/–	50	51	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/–	500	52	500	51
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000/–	900	46	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/–	100	100	100	108
8.54% IDFC Bank Ltd 30MAY2018	10,00,000/–	–	–	1,500	194
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/–	50	53	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000/–	1,000	101	1,000	107
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/–	1,750	176	1,750	188
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/–	1,000	106	1,000	104
8.66% IDFC Bank Ltd 25JUN2018	10,00,000/–	–	–	1520	196
8.66% IDFC Bank Ltd 27DEC2018	10,00,000/–	400	54	400	52
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/–	75	78	75	76
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000/–	5,000	264	5,000	256
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/–	1,070	113	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/–	1,000	104	1,000	102
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/–	500	54	500	52
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/–	3,000	305	3,000	323
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000/–	500	53	500	52
Total investments in non-convertible debentures			3,525		3,978

The balances held in certificates of deposit as at September 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	Face Value	As at September 30, 2018		As at March 31, 2018
		Units	Amount	Units	Amount
Axis Bank	1,00,000/–	218,000	2,098	208,000	1,985
HDFC Bank	1,00,000/–	–	–	15,000	147
ICICI Bank	1,00,000/–	126,000	1,223	126,000	1,186
IndusInd Bank	1,00,000/–	135,000	1,312	135,000	1,271
Kotak Bank	1,00,000/–	117,000	1,108	70,000	680
Total investments in certificates of deposit			5,741		5,269

The balances held in commercial paper as at September 30, 2018 and March 31, 2018 are as follows:

(In crore, except as otherwise stated)

Particulars	Face Value	As at September 30, 2018		As at March 31, 2018
		Units	Amount	Units	Amount
LIC	5,00,000/–	–	–	6,000	293
Total investments in commercial paper			–		293

2.5 LOANS

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non Current
Unsecured, considered good
Other loans
Loans to employees	34	36
	34	36
Unsecured, considered doubtful
Other loans
Loans to employees	22	17
	56	53
Less: Allowance for doubtful loans to employees	22	17
	34	36
Current
Unsecured, considered good
Other loans
Loans to employees	232	239
	232	239
Total loans	266	275

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non Current
Security deposits (1)	50	53
Rental deposits (1)	170	171
Restricted deposits(1)	75	60
Total non-current other financial assets	295	284
Current
Security deposits (1)	9	9
Rental deposits (1)	30	13
Restricted deposits (1)	1,543	1,535
Unbilled revenues (1)#	1,810	4,261
Interest accrued but not due (1)	722	766
Foreign currency forward and options contracts (2) (3)	21	16
Others (1)	168	84
Total current other financial assets	4,303	6,684
Total other financial assets	4,598	6,968
(1) Financial assets carried at amortized cost	4,577	6,952
(2) Financial assets carried at fair value through other comprehensive income	17	12
(3) Financial assets carried at fair value through profit or loss	4	4

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional upon passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Current
Unsecured
Considered good	14,781	13,142
Considered doubtful	448	354
	15,229	13,496
Less: Allowances for credit loss	448	354
Total trade receivables (1)	14,781	13,142
(1) Includes dues from companies where directors are interested	1	-

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Balances with banks
In current and deposit accounts	11,940	13,168
Cash on hand	–	–
Others
Deposits with financial institutions	5,911	6,650
Total cash and cash equivalents	17,851	19,818
Cash and cash equivalents included under assets classified under held for sale (refer note no 2.1.2)	61	53
	17,912	19,871
Balances with banks in unpaid dividend accounts	22	22
Deposit with more than 12 months maturity	6,281	6,332
Balances with banks held as margin money deposits against guarantees	149	356

Cash and cash equivalents as at September 30, 2018 and March 31, 2018 include restricted cash and bank balances of 330 crore and 533 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Group, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Current accounts
ANZ Bank, Taiwan	1	9
Banamex Bank, Mexico	88	2
Banamex Bank, Mexico (U.S. Dollar account)	2	13
Bank of America, Mexico	37	25
Bank of America, USA	768	1,172
Bank of Baroda, Mauritius	–	1
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	1	1
Bank Zachodni WBK S.A, Poland	–	17
Barclays Bank, UK	28	40
BNP Paribas Bank, Norway	35	88
China Merchants Bank, China	5	6
Citibank N.A., Australia	73	223
Citibank N.A., Brazil	5	14
Citibank N.A., China	71	116
Citibank N.A., China (U.S. Dollar account)	29	9
Citibank N.A., Costa Rica	2	1
Citibank N.A., Dubai	13	6
Citibank N.A., EEFC (U.S. Dollar account)	1	4
Citibank N.A., Europe	10	–
Citibank N.A., Hungary	–	6
Citibank N.A., India	2	3
Citibank N.A., Japan	16	18
Citibank N.A., New Zealand	2	11
Citibank N.A., Portugal	9	8
Citibank N.A., Romania	1	2
Citibank N.A., Singapore	4	4
Citibank N.A., South Africa	7	33
Citibank N.A., South Africa (Euro account)	1	1
Citibank N.A., South Korea	9	2
Citibank N.A., USA	2	3
Danske Bank, Sweden	–	1
Deutsche Bank, Belgium	15	27
Deutsche Bank, Czech Republic	4	16
Deutsche Bank, Czech Republic (Euro account)	6	3
Deutsche Bank, Czech Republic (U.S. Dollar account)	6	2
Deutsche Bank, EEFC (Australian Dollar account)	48	2
Deutsche Bank, EEFC (Euro account)	3	34
Deutsche Bank, EEFC (Swiss Franc account)	1	2
Deutsche Bank, EEFC (U.S. Dollar account)	6	32
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	3	9
Deutsche Bank, France	16	19
Deutsche Bank, Germany	103	100
Deutsche Bank, Hong Kong	–	1
Deutsche Bank, India	15	44
Deutsche Bank, Malaysia	2	5
Deutsche Bank, Netherlands	14	15
Deutsche Bank, Philippines	4	25
Deutsche Bank, Philippines (U.S. Dollar account)	5	3
Deutsche Bank, Poland	21	18
Deutsche Bank, Poland (Euro account)	1	8
Deutsche Bank, Russia	12	3
Deutsche Bank, Russia (U.S. Dollar account)	2	5
Deutsche Bank, Singapore	15	17
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	38	29
Deutsche Bank, United Kingdom	98	79
Deutsche Bank, USA	7	2
HSBC Bank, (U.S. Dollar account)	2	–
Hua Xia Bank, RMB	1	–
HSBC Bank, Dubai	–	2
HSBC Bank, Hong Kong	1	2
HSBC Bank, United Kingdom	18	6
ICICI Bank, EEFC (Euro account)	1	1
ICICI Bank, EEFC (U.S. Dollar account)	18	40
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	8	11
ICICI Bank, India	32	52
Nordbanken, Sweden	37	50
Punjab National Bank, India	14	12
Kotak Bank	9	–
Raiffeisen Bank, Czech Republic	–	5
Raiffeisen Bank, Romania	–	3
Royal Bank of Canada, Canada	63	166
Santander Bank, Argentina	–	1
Splitska Banka D.D., Société Générale Group, Croatia	11	8
State Bank of India, India	10	1
The Saudi British Bank, Saudi Arabia	3	3
Washington Trust	50	–
	1,946	2,703

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Deposit accounts
Axis Bank	600	–
Bank BGZ BNP Paribas S.A.	297	144
Barclays Bank	450	200
Canara Bank	85	84
Citibank	106	224
Deutsche Bank, AG	24	24
Deutsche Bank, Poland	119	211
HDFC Bank	350	2,498
ICICI Bank	3,864	3,497
HSBC Bank	300	–
IDBI Bank	–	250
IDFC Bank	2,450	1,500
IndusInd Bank	–	1,000
Kotak Mahindra Bank	505	–
South Indian Bank	173	450
Standard Chatered Bank	500	–
Yes Bank	–	5
	9,823	10,087
Unpaid dividend accounts
Axis Bank - Unpaid dividend account	2	1
HDFC Bank - Unpaid dividend account	–	1
ICICI Bank - Unpaid dividend account	20	20
	22	22
Margin money deposits against guarantees
Canara Bank	77	151
Citibank	3	3
ICICI Bank	69	202
	149	356
Deposits with financial institutions
HDFC Limited	4,311	5,450
LIC Housing Finance Limited	1,600	1,200
	5,911	6,650
Total cash and cash equivalents	17,851	19,818

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non Current
Capital advances	475	421
Advances other than capital advances
Prepaid gratuity (refer note no. 2.20.1)	35	43
Others
Withholding taxes and others	1,011	1,428
Prepaid expenses	135	111
Deferred Contract Cost	296	262
Total Non-Current other assets	1,952	2,265
Current
Advances other than capital advances
Payment to vendors for supply of goods	79	119
Others
Unbilled revenues #	3,377	-
Withholding taxes and others	1,369	1,032
Prepaid expenses	588	472
Deferred Contract Cost	55	44
Total Current other assets	5,468	1,667
Total other assets	7,420	3,932

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

# Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income(FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buyback of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost, is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from share premium.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of September 30, 2018 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	17,851	–	–	–	–	17,851	17,851
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	25	161	–	186	186
Tax-free bonds and government bonds	1,912	–	–	–	–	1,912	2,127(1)
Liquid mutual fund units	–	–	870	–	–	870	870
Non convertible debentures	–	–	–	–	3,525	3,525	3,525
Certificates of deposit	–	–	–	–	5,741	5,741	5,741
Other investments	–	–	74	–	–	74	74
Fixed maturity plan securities	–	–	437	–	–	437	437
Trade receivables (Refer Note no. 2.7)	14,781	–	–	–	–	14,781	14,781
Loans (Refer Note no. 2.5)	266	–	–	–	–	266	266
Other financials assets (Refer Note no. 2.6)(3)	4,577	–	4	–	17	4,598	4,520(2)
Total	39,387	–	1,410	161	9,283	50,241	50,378
Liabilities:
Trade payables	1,193	–	–	–	–	1,193	1,193
Other financial liabilities (Refer Note no. 2.12)	6,313	–	398	–	25	6,736	6,736
Total	7,506	–	398	–	25	7,929	7,929

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax free bonds and government bonds

(3) Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as of March 31, 2018 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.8)	19,818	–	–	–	–	19,818	19,818
Investments (Refer Note no. 2.4)
Equity and preference securities	–	–	–	138	–	138	138(1)
Tax-free bonds and government bonds	1,897	–	–	–	–	1,897	2,151
Liquid mutual fund units	–	–	81	–	–	81	81
Non convertible debentures	–	–	–	–	3,978	3,978	3,978
Certificates of deposit	–	–	–	–	5,269	5,269	5,269
Commercial paper	–	–	–	–	293	293	293
Convertible promissory note	–	–	12	–	–	12	12
Other investments	–	–	66	–	–	66	66
Fixed maturity plan securities	–	–	429	–	–	429	429
Trade receivables (Refer Note no. 2.7)	13,142	–	–	–	–	13,142	13,142
Loans (Refer Note no. 2.5)	275	–	–	–	–	275	275
Other financials assets (Refer Note no. 2.6)	6,952	–	4	–	12	6,968	6,884(2)
Total	42,084	–	592	138	9,552	52,366	52,536
Liabilities:
Trade payables	694	–	–	–	–	694	694
Other financial liabilities (Refer Note no. 2.12)	5,442	–	93	–	3	5,538	5,538
Total	6,136	–	93	–	3	6,232	6,232

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax free bonds and government bonds

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2018:

(In crore)

	As of September 30, 2018	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	870	870	–	–
Investments in tax-free bonds (Refer Note no. 2.4)	2,109	1,660	449	–
Investments in government bonds (Refer Note no. 2.4)	18	18	–	–
Investments in equity instruments (Refer Note no. 2.4)	23	–	–	23
Investments in preference securities (Refer Note no. 2.4)	163	–	–	163
Investments in non convertible debentures (Refer Note no. 2.4)	3,525	1,851	1,674	–
Investments in certificates of deposit (Refer Note no. 2.4)	5,741	–	5,741	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	437	–	437	–
Other investments (Refer Note no. 2.4)	74	–	–	74
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	21	–	21	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	310	–	310	–
Liability towards contingent consideration (Refer note no. 2.12)(1)(2)(3)	113	–	–	113

(1)	Pertains to contingent consideration payable to selling shareholders of WongDoody and Brilliant Basics Holdings Limited as per the share purchase agreement
(2)	Discounted 14 crore at 10% pertaining to Brilliant Basics
(3)	Discounted 127 crore at 16% pertaining to WongDoody

During the six months ended September 30, 2018, tax free bonds and non-convertible debentures of 477 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 1,259 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2018 was as follows:

(In crore)

	As of March 31, 2018	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note no. 2.4)	81	81	–	–
Investments in tax free bonds (Refer Note no. 2.4)	2,150	1,878	272	–
Investments in government bonds (Refer Note no. 2.4)	1	1	–	–
Investments in equity instruments (Refer Note no. 2.4)	22	–	–	22
Investments in preference securities (Refer Note no. 2.4)	116	–	–	116
Investments in non convertible debentures (Refer Note no. 2.4)	3,978	2,695	1,283	–
Investments in certificates of deposit (Refer Note no. 2.4)	5,269	–	5,269	–
Investments in commercial paper (Refer Note no. 2.4)	293	–	293	–
Investments in fixed maturity plan securities (Refer Note no. 2.4)	429	–	429	–
Investments in convertible promissory note (Refer Note no. 2.4)	12	–	–	12
Other investments (Refer Note no. 2.4)	66	–	–	66
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.6)	16	–	16	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.12)	42	–	42	–
Liability towards contingent consideration (Refer note no. 2.12)(1)(2)	54	–	–	54

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus and Brilliant Basics Holdings Limited as per the share purchase agreement
(2)	Discounted 21 crore at 10% pertaining to Brilliant Basics

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from monetary assets and liabilities as at September 30, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	915	180	153	222	943	2,413
Trade receivables	9,485	1,971	873	888	879	14,096
Other financial assets , loans and other current assets	3,677	899	315	276	537	5,704
Trade payables	(524)	(87)	(109)	(51)	(81)	(852)
Other financial liabilities	(3,224)	(479)	(227)	(293)	(561)	(4,784)
Net assets / (liabilities)	10,329	2,484	1,005	1,042	1,717	16,577

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2018:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,287	218	147	353	1,192	3,197
Trade receivables	8,317	1,751	845	788	781	12,482
Other financial assets (including loans)	2,636	663	330	173	470	4,272
Trade payables	(273)	(81)	(114)	(30)	(58)	(556)
Other financial liabilities	(2,289)	(417)	(215)	(273)	(596)	(3,790)
Net assets / (liabilities)	9,678	2,134	993	1,011	1,789	15,605

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Impact on the Group's incremental operating margins	0.49%	0.49%	0.48%	0.49%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

	As of		As of
	September 30, 2018		March 31, 2018
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	180	941	60	300
In Euro	140	1,176	100	808
In United Kingdom Pound Sterling	25	236	20	184
Other derivatives
Forward contracts
In Australian dollars	79	411	5	25
In Canadian dollars	13	72	20	99
In Euro	161	1,352	91	735
In Japanese Yen	550	35	550	34
In New Zealand dollars	16	77	16	76
In Norwegian Krone	40	35	40	34
In Singapore dollars	10	53	5	25
In South African Rand	–	-	25	14
In Swedish Krona	50	41	50	40
In Swiss Franc	21	157	21	146
In U.S. dollars	806	5,839	623	4,061
In United Kingdom Pound Sterling	78	738	51	466
Option Contracts
In Australian dollars	–	–	20	100
In Canadian dollars	–	–	–	–
In Euro	65	546	45	363
In Swiss Franc	–	–	5	33
In U.S. dollars	350	2,537	320	2,086
In United Kingdom Pound Sterling	–	–	25	231
Total forwards and options contracts		14,246		9,860

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date:

(In crore)

Particulars	As of
	September 30, 2018	March 31, 2018
Not later than one month	3,156	2,828
Later than one month and not later than three months	7,841	4,568
Later than three months and not later than one year	3,249	2,464
	14,246	9,860

During the six months ended September 30, 2018, the group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as at September 30, 2018 are expected to occur and reclassified to revenue in the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and six months ended September 30, 2018:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Balance at the beginning of the period	9	(27)	–	39
Gain / (Loss) recognised in other comprehensive income during the period	(49)	(51)	(19)	(92)
Amount reclassified to profit or loss during the period	15	78	(3)	31
Tax impact on above	5	(7)	2	15
Balance at the end of the period	(20)	(7)	(20)	(7)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

	As of		As of
	September 30, 2018		March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	45	(334)	20	(46)
Amount set off	(24)	24	(4)	4
Net amount presented in Balance Sheet	21	(310)	16	(42)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 14,781 crore and 13,142 crore as of September 30, 2018 and March 31, 2018, respectively and unbilled revenues amounting to 5,187 crore and 4,261 crore as of September 30, 2018 and March 31, 2018, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. As per Ind AS 109, the Group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Revenue from top customer	3.9	3.4	3.8	3.4
Revenue from top 10 customers	19.4	19.5	19.3	19.7

Credit risk exposure

The allowance for lifetime ECL on customer balances for three months and six months ended September 30, 2018 was 73 crore and 142 crore respectively and was 40 crore and 36 crore for the three months and six months ended September 30, 2017.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Balance at the beginning	529	405	449	411
Impairment loss recognized	73	40	142	36
Write-offs	(73)	(1)	(73)	(4)
Translation differences	17	5	28	6
Balance at the end	546	449	546	449

Credit exposure

The Group’s credit period generally ranges from 30-60 days.

(In crore except otherwise stated)

	As of
	September 30, 2018	March 31, 2018
Trade receivables	14,781	13,142
Unbilled revenues	5,187	4,261

Days sales outstanding was 66 days and 67 days as of September 30, 2018 and March 31, 2018, respectively

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations and non convertible debentures.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As of September 30, 2018, the Group had a working capital of 34,766 crore including cash and cash equivalents of 17,851 crore and current investments of 7,580 crore. As of March 31, 2018, the Group had a working capital of 34,176 crore including cash and cash equivalents of 19,818 crore and current investments of 6,407 crore.

As of September 30, 2018 and March 31, 2018, the outstanding compensated absences were 1,601 crore and 1,469 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of September 30, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,193	–	–	–	1,193
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	6,307	4	2	–	6,313
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	24	69	48	–	141

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	694	–	–	–	694
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.12)	5,442	–	–	–	5,442
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note no. 2.12)	41	7	7	–	55

2.11 EQUITY

SHARE CAPITAL

(In crore, except as otherwise stated)

	As at
Particulars	September 30, 2018	March 31, 2018
Authorized
Equity shares, 5 par value
4,80,00,00,000 (2,40,00,00,000) equity shares	2,400	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5 par value (1)	2,176	1,088
4,34,74,52,598 (2,17,33,12,301) equity shares fully paid-up(2)
	2,176	1,088

Note: Forfeited shares amounted to 1,500 (1,500)

(1) Refer note no. 2.21 for details of basic and diluted shares

(2) Net of treasury shares 2,09,30,382 (1,08,01,956)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

In the period of five years immediately preceding September 30, 2018:

Bonus Issue

The Company has allotted 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan (RSU) have been adjusted for bonus shares.

The Company has allotted 2,18,41,91,490 fully paid up equity shares (including treasury shares) of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The Company has utilized securities premium and general reserve for the buyback of its shares. In accordance with Section 69 of the Companies Act, 2013, the Company has created a Capital Redemption Reserve of 56 crore equal to the nominal value of the shares bought back as an appropriation from the general reserve during the year ended March 31, 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of September 30, 2018, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Six months ended September 30,
	2018	2017
Final dividend for fiscal 2018	10.25	–
Special dividend for fiscal 2018	5.00	–
Final Dividend for fiscal 2017	–	7.38

Note: Dividend per equity share disclosed in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

The Board of Directors recommended a final dividend of 10.25/- per equity share (adjusted for September 2018 bonus issue) for the financial year ended March 31, 2018 and a special dividend of 5/- per equity share (adjusted for September 2018 bonus issue) and the same was approved by the shareholders at the Annual General Meeting of the Company held on June 23, 2018. It resulted in a cash outflow of 7,949 crore, (excluding dividend paid on treasury shares) including dividend distribution tax.

The Board of Directors in their meeting on October 16, 2018 declared an interim dividend of 7/- per equity share which would result in a net cash outflow of approximately 3,665 crore, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

The details of shareholder holding more than 5% shares as at September 30, 2018 and March 31, 2018 are as follows :

Name of the shareholder	As at September 30, 2018		As at March 31, 2018
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	74,57,06,184	17.07	75,98,11,718	17.39
Life Insurance Corporation of India	29,90,24,034	6.85	29,90,28,034	6.85

Information in the table above is adjusted for September 2018 bonus issue

The reconciliation of the number of shares outstanding and the amount of share capital as at September 30, 2018 and March 31, 2018 are as follows:

(In crore, except as stated otherwise)

Particulars	As at September 30, 2018		As at March 31, 2018
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	217,33,12,301	1,088	228,56,55,150	1,144
Add: Shares issued on exercise of employee stock options - before bonus issue	392,528	–	7,00,629	–
Add: Bonus shares issued	2,173,704,829	1,088	–	–
Add: Shares issued on exercise of employee stock options - after bonus issue	42,940	–	–	–
Less: Shares bought back	–	–	113,043,478	56
Number of shares at the end of the period	434,74,52,598	2,176	217,33,12,301	1,088

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (Formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 2,09,30,382 and 1,08,01,956 shares (not adjusted for September, 2018 bonus issue) as at September 30, 2018 and March 31, 2018, respectively under the 2015 plan. Out of these shares 2,00,000 and 1,00,000 (not adjusted for September 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at September 30, 2018 and March 31, 2018, respectively.

The following is the summary of grants during the three months and six months ended September 30, 2018 and September 30, 2017 under the 2015 Plan:

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
RSU
Salil Parekh, CEO and MD - Refer note 1 below	–	–	217,200	–
U.B. Pravin Rao, COO and WTD	–	–	–	54,500
Dr. Vishal Sikka*	–	–	–	540,448
Other KMPs	–	116,300	–	116,300
Employees other than KMP	1,787,120	–	1,787,120	74,180
	1,787,120	116,300	2,004,320	785,428
ESOP
U.B. Pravin Rao, COO and WTD	–	–	–	86,000
Dr. Vishal Sikka*	–	–	–	661,050
Other KMPs	–	88,900	–	88,900
	–	–	–	147,200
	–	88,900	–	983,150
Incentive units - cash settled
Other employees	52,590	14,900	52,590	14,900
	52,590	14,900	52,590	14,900
Total grants	1,839,710	220,100	2,056,910	1,783,478

Information in the table above is adjusted for September, 2018 bonus issue

*	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

1. Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a)	an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date
b)	a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and
c)	annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 56,512 RSUs (adjusted for September 2018 bonus issue) and the one-time time based grant of 1,69,536 RSUs (adjusted for September 2018 bonus issue) The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 217,200 (adjusted for September 2018 bonus issue) performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of September 30, 2018, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at September 30, 2018 and March 31, 2018, incentive units were outstanding (net of forfeitures) 2,04,356 and 2,23,514 (adjusted for September, 2018 bonus issue), respectively.

Break-up of employee stock compensation expense:

 (in crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Granted to:
KMP(2)	10	(29)	19	(17)
Employees other than KMP	44	21	78	55
Total (1)	54	(8)	97	38
(1) Cash-settled stock compensation expense included above	2	–	3	1

(2)	Included a reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash settled share based payments was 8 crore and 6 crore as at September 30, 2018 and March 31, 2018 respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months ended September 30, 2018 and September 30, 2017 is as follows:

Particulars	Three months ended September 30, 2018		Three months ended September 30, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	7,560,956	2.50	6,452,010	2.50
Granted	1,787,120	2.50	116,300	2.50
Exercised	776,316	2.50	814,464	2.50
Forfeited and expired	252,008	2.50	1,274,164	2.50
Outstanding at the end	8,319,752	2.50	4,479,682	2.50
Exercisable at the end	38,592	2.50	63,248	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,912,702	513	3,289,550	487
Granted	–	–	88,900	509
Exercised	3,600	459	–	–
Forfeited and expired	99,100	538	996,550	476
Outstanding at the end	1,810,002	531	2,381,900	496
Exercisable at the end	406,050	529	–	–

Information in the table above is adjusted for September 2018 bonus issue

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the six months ended September 30, 2018 and September 30, 2017 is set out below:

Particulars	Six months ended September 30, 2018		Six months ended September 30, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	7,500,818	2.50	5,922,746	2.50
Granted	2,004,320	2.50	785,428	2.50
Exercised	822,472	2.50	864,088	2.50
Forfeited and expired	362,914	2.50	1,364,404	2.50
Outstanding at the end	8,319,752	2.50	4,479,682	2.50
Exercisable at the end	38,592	2.50	63,248	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,933,826	493	2,395,300	496
Granted	–	–	983,150	471
Exercised	5,524	473	–	–
Forfeited and expired	118,300	527	996,550	476
Outstanding at the end	1,810,002	531	2,381,900	496
Exercisable at the end	406,050	529	–	–

Information in the table above is adjusted for September, 2018 bonus issue

During the three months ended September 30, 2018 and September 30, 2017 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 703 and 474 (adjusted for September 2018 bonus issue) respectively.

During the six months ended September 30, 2018 and September 30, 2017 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 696 and 474 (adjusted for September 2018 bonus issue) respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at September 30, 2018 is as follows:

Range of exercise prices per share ()	Options outstanding
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 2.50 (RSU)	8,319,752	1.77	2.50
450 - 600 (ESOP)	1,810,002	5.64	531
	10,129,754	2.46	97

Information in the table above is adjusted for September, 2018 bonus issue

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2018 was as follows:

Range of exercise prices per share ()	Options outstanding
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 2.50 (RSU)	7,500,818	1.89	2.50
450 - 600 (ESOP)	1,933,826	6.60	496
	9,434,644	2.57	104

Information in the table above is adjusted for September, 2018 bonus issue

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2019- Equity Shares RSU	Fiscal 2019- ADS RSU
Weighted average share price () / ($- ADS) (1)	669	20.35
Exercise price ()/ ($- ADS) (1)	2.50	0.04
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date () / ($- ADS) (1)	623	9.49

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS) (1)	572	461	8.31	7.32
Exercise price ()/ ($- ADS) (1)	2.50	459	0.04	7.33
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS) (1)	533	127	7.74	1.47

(1) Adjusted for September 2018 bonus issue

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non-current
Others
Accrued compensation to employees (1)	6	–
Compensated absences	46	48
Payable for acquisition of business (refer note no. 2.1.1) (2)
Contingent consideration	91	13
Total non-current other financial liabilities	143	61
Current
Unpaid dividends (1)	22	22
Others
Accrued compensation to employees (1)	2,494	2,509
Accrued expenses (1)	3,147	2,452
Retention monies (1)	96	132
Payable for acquisition of business
Contingent consideration (refer note no. 2.1.1) (2)	22	41
Payable by controlled trusts (1)	176	139
Compensated absences	1,555	1,421
Foreign currency forward and options contracts (2)(3)	310	42
Capital creditors (1)	151	155
Other payables (1)	221	33
Total current other financial liabilities	8,194	6,946
Total other financial liabilities	8,337	7,007
(1) Financial liability carried at amortized cost	6,313	5,442
(2) Financial liability carried at fair value through profit and loss	398	93
(3) Financial liability carried at fair value through other comprehensive income	25	3
Contingent consideration on undiscounted basis	141	55

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non-current
Others
Deferred income - government grant on land use rights	44	44
Accrued gratuity (Refer to Note No. 2.20.1)	29	28
Deferred rent	159	151
Deferred income	32	36
Total non-current other liabilities	264	259
Current
Unearned revenue	2,405	2,295
Client deposit	90	38
Others
Withholding taxes and others	1,462	1,240
Accrued gratuity (refer note no. 2.20.1)	3	–
Deferred rent	36	32
Deferred income - government grant on land use rights	1	1
Total current other liabilities	3,997	3,606
Total other liabilities	4,261	3,865

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Current
Others
Post-sales client support and others	617	492
Total provisions	617	492

The movement in the provision for post-sales client support and others is as follows :

(In crore)

Particulars	Three months ended September 30, 2018	Six months ended September 30, 2018
Balance at the beginning	523	492
Provision recognized/(reversed)	79	126
Provision utilized	(20)	(61)
Exchange difference	35	60
Balance at the end	617	617

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the consolidated Statement of Profit and Loss comprises:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Current taxes	1,612	1,471	3,063	2,971
Deferred taxes	(89)	(68)	(158)	(197)
Income tax expense	1,523	1,403	2,905	2,774

In December 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the company had reversed income tax expense provision of $225 million (1,432 crore) which pertained to previous periods which are no longer required. The Company had to pay an adjusted amount of $223 million (approximately 1,424 crore) due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company has paid $214 million (1,449 crore) till September 30, 2018.

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures.

Income tax expense for the three months ended September 30, 2018 and September 30, 2017 includes reversal (net of provisions) of 2 crore and 134 crore respectively. Income tax expense for the six months ended September 30, 2018 and September 30, 2017 includes reversals (net of provisions) of 61 crore and 149 crore respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Profit before income taxes	5,633	5,129	10,626	9,983
Enacted tax rates in India	34.94%	34.61%	34.94%	34.61%
Computed expected tax expense	1,968	1,775	3,713	3,455
Tax effect due to non-taxable income for Indian tax purposes	(659)	(527)	(1,268)	(1,124)
Overseas taxes	228	206	430	429
Tax provision (reversals)	(2)	(134)	(61)	(149)
Effect of exempt non-operating income	(9)	(14)	(34)	(31)
Effect of unrecognized deferred tax assets	18	37	56	109
Effect of differential overseas tax rates	6	(1)	(6)	8
Effect of non-deductible expenses	(9)	40	117	73
Branch profit tax (net of credits)	(27)	–	(56)	-
Others	9	21	14	4
Income tax expense	1,523	1,403	2,905	2,774

The applicable Indian corporate statutory tax rate for the six months ended September 30, 2018 and September 30, 2017 is 34.94% and 34.61%, respectively. The increase in the corporate statutory tax rate to 34.94% is consequent to changes made in the Finance Act, 2018.

The foreign expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Entire deferred income tax for the three months and six months ended September 30, 2018 and September 30, 2017, relates to origination and reversal of temporary differences.

Infosys is subject to a 15% BPT in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2018, Infosys' U.S. branch net assets amounted to approximately 5,030 crore. As at September 30, 2018, the Company has a deferred tax liability for branch profit tax of  124 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 5,410 crore and 5,045 crore as at September 30, 2018 and March 31, 2018, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 1,998 crore and 1,936 crore as of September 30, 2018 and March 31, 2018, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future. The balances as of September 30, 2018 and March 31, 2018 excludes the accumulated losses of Disposal Groups classified as held for sale. (Refer note 2.1.2)

The following table provides details of expiration of unused tax losses:

(In crore)

Year	As at September 30, 2018
2019	93
2020	240
2021	82
2022	144
2023	204
Thereafter	1,235
Total	1,998

The following table provides the details of income tax assets and income tax liabilities as of September 30, 2018 and March 31, 2018:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Income tax assets	6,085	6,070
Current income tax liabilities	1,448	2,043
Net current income tax asset / (liability) at the end	4,637	4,027

The gross movement in the current income tax asset/ (liability) for the three months and six months ended September 30, 2018 and September 30, 2017 is as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Net current income tax asset/ (liability) at the beginning	4,024	1,537	4,027	1,831
Translation differences	(2)	–	(3)	–
Income tax paid	2,225	1,605	3,653	2,810
Current income tax expense	(1,612)	(1,471)	(3,063)	(2,971)
Reclassified under assets held for sale (refer note no. 2.1.2)	1	–	23	–
Income tax benefit arising on exercise of stock options	2	–	2	–
Income tax on other comprehensive income	(1)	(2)	(2)	(1)
Net current income tax asset/ (liability) at the end	4,637	1,669	4,637	1,669

The movement in gross deferred income tax assets and liabilities (before set off) for the three months ended September 30, 2018 is as follows:

(In crore)

Particulars	Carrying value as of July 1, 2018	Changes through profit and loss	Changes through OCI	Reclassified as Held for Sale	Translation difference	Carrying value as of September 30, 2018
Deferred income tax assets
Property, plant and equipment	219	12	–	(1)	2	232
Accrued compensation to employees	20	(1)	–	1	–	20
Trade receivables	147	4	–	–	–	151
Compensated absences	370	9	–	–	1	380
Post sales client support	100	6	–	–	1	107
Derivative financial instruments	18	34	5	–	1	58
Intangibles	10	4	–	–	–	14
Credits related to branch profits	325	(32)	–	–	20	313
Others	126	(4)	5	(4)	(1)	122
Total deferred income tax assets	1,335	32	10	(4)	24	1,397
Deferred income tax liabilities
Intangible asset	(39)	(1)	–	–	(1)	(41)
Branch profit tax	(469)	59	–	–	(27)	(437)
Derivative financial instruments	(3)	1	–	–	1	(1)
Others	(29)	(2)	–	(2)	1	(32)
Total Deferred income tax liabilities	(540)	57	–	(2)	(26)	(511)

The movement in gross deferred income tax assets and liabilities (before set off) for the three months ended September 30, 2017 is as follows:

(In crore)

Particulars	Carrying value as of July 1, 2017	Changes through profit and loss	Changes through OCI	Reclassified as Held for Sale	Translation difference	Carrying value as of September 30, 2017
Deferred income tax assets
Property, plant and equipment	147	21	–	–	–	168
Computer software	41	1	–	–	1	43
Accrued compensation to employees	76	(1)	–	–	–	75
Trade receivables	132	10	–	–	–	142
Compensated absences	388	2	–	–	–	390
Post sales client support	94	5	–	–	–	99
Derivative financial instruments	5	21	(7)	–	–	19
Intangibles	24	2	–	–	–	26
Others	141	8	–	–	1	150
Total deferred income tax assets	1,048	69	(7)	–	2	1,112
Deferred income tax liabilities
Intangible asset*	(196)	9	–	–	–	(189)
Branch profit tax	(326)	–	–	–	(3)	(329)
Others	(44)	(10)	(3)	–	(1)	(58)
Total Deferred income tax liabilities	(566)	(1)	(3)	–	(4)	(576)

* Includes 2 crore by way of additions through business combination of Brilliant Basics.

The movement in gross deferred income tax assets and liabilities (before set off) for the six months ended September 30, 2018 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2018	Changes through profit and loss	Changes through OCI	Reclassified as Held for Sale	Translation difference	Carrying value as of September 30, 2018
Deferred income tax assets
Property, plant and equipment	215	16	–	(1)	2	232
Accrued compensation to employees	12	9	–	(2)	1	20
Trade receivables	141	10	–	–	–	151
Compensated absences	366	14	–	–	–	380
Post sales client support	98	8	–	–	1	107
Derivative financial instruments	13	42	2	–	1	58
Intangibles	9	4	–	–	1	14
Credits related to branch profits	341	(65)	–	–	37	313
Others	117	5	16	(9)	(7)	122
Total deferred income tax assets	1,312	43	18	(12)	36	1,397
Deferred income tax liabilities
Intangible asset	(38)	(1)	–	–	(2)	(41)
Branch profit tax	(505)	121	–	–	(53)	(437)
Derivative financial instruments	(2)	–	–	–	1	(1)
Others	(26)	(5)	(1)	(3)	3	(32)
Total Deferred income tax liabilities	(571)	115	(1)	(3)	(51)	(511)

The movement in gross deferred income tax assets and liabilities (before set off) for the six months ended September 30, 2017 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2017	Changes through profit and loss	Changes through OCI	Reclassified as Held for Sale	Translation difference	Carrying value as of September 30, 2017
Deferred income tax assets
Property, plant and equipment	138	30	–	–	–	168
Computer software	40	2	–	–	1	43
Accrued compensation to employees	57	20	–	–	(2)	75
Trade receivables	136	6	–	–	–	142
Compensated absences	374	13	–	–	3	390
Post sales client support	97	2	–	–	–	99
Derivative financial instruments	(86)	91	15	–	(1)	19
Intangibles	22	3	–	–	1	26
Others	229	(66)	(14)	–	1	150
Total deferred income tax assets	1,007	101	1	–	3	1,112
Deferred income tax liabilities
Intangible asset*	(206)	21	–	–	(2)	(189)
Branch profit tax	(327)	–	–	–	(2)	(329)
Others	(141)	75	8	–	–	(58)
Total Deferred income tax liabilities	(674)	96	8	–	(4)	(576)

* Includes 2 crore by way of additions through business combination of Brilliant Basics.

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Deferred income tax assets after set off	1,360	1,282
Deferred income tax liabilities after set off	(474)	(541)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”).

Effective April 1, 2018, the Group adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method , the comparitives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 1 “Significant Accounting Policies,” in the Company’s 2018 Annual Report for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in Ind AS 115, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles under Ind AS 115 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognised as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its statement of Profit and loss.

Revenues for the three months and six months ended September 30, 2018 and September 30, 2017 are as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Revenue from software services	19,560	16,659	37,762	32,820
Revenue from products and platforms	1,049	908	1,975	1,825
Total revenue from operations	20,609	17,567	39,737	34,645

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by geography, offerings and contract-type for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the three months ended September 30, 2018

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	4,061	2,239	1,276	1,436	1,061	1,471	786	101	12,431
Europe	1,242	957	468	856	865	26	502	33	4,949
India	292	5	11	1	21	32	3	151	516
Rest of the world	1,049	268	774	234	42	8	30	308	2,713
Total	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609
Revenue by offerings
Services
Digital	1,899	1,081	840	680	545	509	280	83	5,917
Core	4,054	2,278	1,658	1,790	1,394	1,018	962	489	13,643
Subtotal	5,953	3,359	2,498	2,470	1,939	1,527	1,242	572	19,560
Products and platforms
Digital	174	99	30	25	30	9	45	12	424
Core	517	11	1	32	20	1	34	9	625
Subtotal	691	110	31	57	50	10	79	21	1,049
Total	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609
Digital	2,073	1,180	870	705	575	518	325	95	6,341
Core	4,571	2,289	1,659	1,822	1,414	1,019	996	498	14,268
Revenues by contract type
Fixed Price	2,836	2,216	1,478	1,507	1,019	775	611	283	10,725
Time & Materials	3,808	1,253	1,051	1,020	970	762	710	310	9,884
Total	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609

For the six months ended September 30, 2018

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	7,724	4,311	2,471	2,805	2,044	2,841	1,528	182	23,906
Europe	2,404	1,849	950	1,649	1,656	42	988	68	9,606
India	568	12	23	2	42	67	5	293	1,012
Rest of the world	2,023	465	1,514	445	84	9	60	613	5,213
Total	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737
Revenue by offerings
Services
Digital	3,498	2,005	1,555	1,308	996	963	541	144	11,010
Core	7,928	4,436	3,335	3,487	2,719	1,980	1,892	975	26,752
Subtotal	11,426	6,441	4,890	4,795	3,715	2,943	2,433	1,119	37,762
Products and platforms
Digital	290	172	65	38	69	13	86	22	755
Core	1,003	24	3	68	42	3	62	15	1,220
Subtotal	1,293	196	68	106	111	16	148	37	1,975
Total	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737
Digital	3,788	2,177	1,620	1,346	1,065	976	627	166	11,765
Core	8,931	4,460	3,338	3,555	2,761	1,983	1,954	990	27,972
Revenues by contract type
Fixed Price	5,426	4,213	2,828	2,938	1,939	1,544	1,191	549	20,628
Time & Materials	7,293	2,424	2,130	1,963	1,887	1,415	1,390	607	19,109
Total	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning and Infosys McCamish- insurance platform

Trade Receivables and Contract Balances

The Group classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognised as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts is classifed as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the Consolidated Statement of financial position.

The following table discloses the movement in unbilled revenue on fixed price development contracts during the three months and six months ended September 30, 2018

(In crore)

Particulars	For the three months ended September 30, 2018	For the six months ended September 30, 2018
Balance at the beginning	3,040	2,798
Add : Revenue recognized during the period	2,205	4,096
Less : Invoiced during the period	2,050	3,857
Less : Impairment / (reversal) during the period	(6)	(13)
Add : Translation gain/(Loss)	176	327
Balance at the end	3,377	3,377

The following table discloses the movement in unearned revenue balances during the three months and six months ended September 30, 2018

(In crore)

Particulars	For the three months ended September 30, 2018	For the six months ended September 30, 2018
Balance at the beginning	2,327	2,295
Less: Revenue recognized during the period	1,391	2,388
Add: Invoiced during the period but not recognized as revenues	1,334	2,248
Add: Translation loss / (gain)	135	250
Balance at the end	2,405	2,405

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as of September 30, 2018, other than those meeting the exclusion criteria mentioned above, is 49,402 crore. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile Ind AS 18 Revenue standard instead of Ind AS 115 Revenue from contract with customers on the financials results of the Group for the three months and six months ended September 30, 2018 and as at September 30, 2018 is insignificant. On account of adoption of Ind AS 115, unbilled revenues of 3,377 crore as of September 30, 2018 has been considered as a Non financial asset.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Consolidated Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

During the three months ended June 30, 2018, the Group has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and six months ended September 30, 2018 and September 30, 2017 are as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	36	36	71	72
Deposit with Bank and others	295	370	642	761
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures and certificates of deposit and commercial paper	159	198	326	401
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	1	2	1	3
Gain / (loss) on liquid mutual funds	52	84	85	152
Exchange gains/ (losses) on foreign currency forward and options contracts	(412)	(71)	(597)	(50)
Exchange gains/ (losses) on translation of assets and liabilities	578	133	803	185
Miscellaneous Income, net	30	131	134	173
Total other income	739	883	1,465	1,697

2.18 EXPENSES

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Employee benefit expenses
Salaries including bonus	10,804	9,360	20,937	18,433
Contribution to provident and other funds	239	207	465	408
Share based payments to employees (Refer note no. 2.11)	54	(8)	97	38
Staff welfare	61	45	121	91
	11,158	9,604	21,620	18,970
Cost of software packages and others
For own use	226	223	438	442
Third party items bought for service delivery to clients	380	269	713	490
	606	492	1,151	932
Other expenses
Repairs and maintenance	310	257	582	552
Power and fuel	61	54	121	103
Brand and marketing	129	67	225	160
Operating lease payments (Refer to Note 2.19)	145	141	271	270
Rates and taxes	60	76	96	125
Consumables	12	7	21	15
Insurance	16	13	33	28
Provision for post-sales client support and warranties	27	23	28	34
Commission to non-whole time directors	2	3	4	6
Impairment loss recognized / (reversed) under expected credit loss model	76	42	146	39
Contributions towards Corporate Social responsibility	57	56	131	103
Others	58	61	121	117
	953	800	1,779	1,552

2.19 LEASES

Accounting policy

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Consolidated Statement of Profit and Loss over the lease term.

The lease rentals charged during the period is as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Lease rentals recognized during the period	145	141	271	270

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

(In crore)

	As at
Future minimum lease payable	September 30, 2018	March 31, 2018
Not later than 1 year	511	456
Later than 1 year and not later than 5 years	1,688	1,388
Later than 5 years	960	874

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.20 EMPLOYEE BENEFITS

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to Consolidated Statement of Profit or Loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.20.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of September 30, 2018 and March 31, 2018:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Change in benefit obligations
Benefit obligations at the beginning	1,201	1,117
Service cost	79	150
Interest expense	44	73
Remeasurements - Actuarial (gains) / losses	(3)	(59)
Transfer in	–	28
Benefits paid	(65)	(107)
Translation difference	3	–
Reclassified under held for sale (refer note no 2.1.2)	–	(1)
Benefit obligations at the end	1,259	1,201
Change in plan assets
Fair value of plan assets at the beginning	1,216	1,195
Interest income	45	80
Remeasurements- Return on plan assets excluding amounts included in interest income	3	13
Contributions	61	35
Benefits paid	(63)	(107)
Fair value of plan assets at the end	1,262	1,216
Funded status	3	15
Prepaid gratuity benefit	35	43
Accrued gratuity	(32)	(28)

Amount for the three months and six months ended September 30, 2018 and September 30, 2017 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Service cost	40	37	79	75
Net interest on the net defined benefit liability/asset	–	–	(1)	(2)
Net gratuity cost	40	37	78	73

Amount for the three months and six months ended September 30, 2018 and September 30, 2017 recognized in the Consolidated Statement of other comprehensive income:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(2)	(5)	(3)	2
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(2)	(4)	(3)	(7)
	(4)	(9)	(6)	(5)

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
(Gain)/loss from change in demographic assumptions	1	–	(3)	–
(Gain)/loss from change in financial assumptions	14	(13)	(13)	7
(Gain)/loss from experience adjustment	(17)	8	13	(5)
	(2)	(5)	(3)	2

The weighted-average assumptions used to determine benefit obligations as of September 30, 2018 and March 31, 2018 are set out below:

Particulars	As at
	September 30, 2018	March 31, 2018
Discount rate	8.1%	7.5%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and six months ended September 30, 2018 and September 30, 2017 are set out below:

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Discount rate(%)	7.5	6.9	7.5	6.9
Weighted average rate of increase in compensation levels(%)	8	8	8	8
Weighted average duration of defined benefit obligation (years)	6.1 years	6.1 years	6.1 years	6.1 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(in crore)

Impact from percentage point increase / decrease in	As at September 30, 2018
Discount rate	59
Weighted average rate of increase in compensation levels	52

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As of September 30, 2018 and March 31, 2018, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months ended September 30, 2018, and September 30, 2017 were 24 crore and 23 crore, respectively.

Actual return on assets for the six months ended September 30, 2018, and September 30, 2017 were 48 crore and 47 crore, respectively.

The Group expects to contribute 52 crore to the gratuity trusts during the remainder of fiscal 2019.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	193
1-2 year	202
2-3 year	213
3-4 year	221
4-5 year	230
5-10 years	1,131

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided below there is no shortfall as at September 30, 2018 and March 31, 2018, respectively.

The details of fund and plan asset position are as follows:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Plan assets at period end, at fair value	5,372	5,160
Present value of benefit obligation at period end	5,372	5,160
Asset recognized in Balance Sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	September 30, 2018	March 31, 2018
Government of India (GOI) bond yield	8.1%	7.50%
Remaining term to maturity of portfolio	5.69 years	5.9 years
Expected guaranteed interest rate	8.55%	8.55%

The Group contributed 136 crore and 121 crore to the provident fund during the three months ended September 30, 2018 and September 30, 2017, respectively. The Group contributed 265 crore and 236 crore to the provident fund during the six months ended September 30, 2018 and September 30, 2017, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.20.3 Superannuation

The group contributed 53 crore and 43 crore to the superannuation plan during the three months ended September 30, 2018 and September 30, 2017, respectively.The group contributed 102 crore and 85 crore to the superannuation plan during the six months ended September 30, 2018 and September 30, 2017, respectively same has been recognized in the Statement of profit and loss account under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.20.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Salaries and bonus(1) (2)	10,893	9,404	21,176	18,576
Defined contribution plans	76	64	148	127
Defined benefit plans	189	136	296	267
	11,158	9,604	21,620	18,970

(1)	Includes employee stock compensation expense of 54 crore for the three months ended September 30, 2018 and an employee stock compensation cost of 97 crore, for the six months ended September 30, 2018. Similarly, includes employee stock compensation expense of 8 crore and 38 crore for the three months and six months ended September 30, 2017 respectively.

(2)	Included in the above is a reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. Refer note no. 2.11.

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,347,055,177	457,17,30,722	4,346,857,296	457,15,24,372
Effect of dilutive common equivalent shares - share options outstanding	5,153,295	33,21,644	5,057,914	42,40,696
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	435,22,08,472	457,50,52,366	435,19,15,210	457,57,65,068

Information in the table above is adjusted for September 2018 bonus issue (Refer note no 2.11)

(1)Excludes treasury shares

For the three months and six months ended September 30, 2018, no option to purchase equity shares had an anti-dilutive effect.

For the three months and six months ended September 30, 2017, 3,80,908 (adjusted for September 2018 bonus issue) and 375,760 (adjusted for September 2018 bonus issue) number of options to purchase equity shares had an anti-dilutive effect respectively.

2.22 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	3,271	4,802
[Net of amount paid to statutory authorities 6,550 crore (6,551 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)	1,562	1,452
Other commitments*	67	81

*Uncalled capital pertaining to investments

(1)	As at September 30, 2018, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 3,011 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 6,539 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as of September 30, 2018.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		September 30, 2018	March 31, 2018
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH(1) (Previously Lodestone Management Consultants GmbH)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA(2)	Chile	100%	0%
Infosys Arabia Limited(3)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(3)	Brazil	99.99%	99.99%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Ltd.(5)(6)	Canada	–	–
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o.(7)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o(7)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (7)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(7)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(7)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(8)(17)	U.S.	–	100%
Infosys Management Consulting Pty Limited(8)	Australia	100%	100%
Infosys Consulting AG(8)	Switzerland	100%	100%
Infosys Consulting GmbH(8)	Germany	100%	100%
Infosys Consulting SAS(8)	France	100%	100%
Infosys Consulting s.r.o.(8)	Czech Republic	100%	100%
Lodestone Management Consultants Co., Ltd.(8)	China	100%	100%
Infy Consulting Company Ltd(8)	U.K.	100%	100%
Infy Consulting B.V.(8)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(8)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (8)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(8)	Romania	100%	100%
Infosys Consulting S.R.L.(8)	Argentina	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(9)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(10)	Israel	100%	100%
Panaya GmbH(10)	Germany	100%	100%
Panaya Japan Co. Ltd(4)(10)	Japan	100%	100%
Noah Consulting LLC (Noah)(11)	U.S.	–	–
Noah Information Management Consulting Inc. (Noah Canada)(12)	Canada	–	–
Brilliant Basics Holdings Limited (Brilliant Basics)(13)	U.K.	100%	100%
Brilliant Basics Limited(14)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(14)	Dubai	100%	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(15)	Dubai	100%	100%
WongDoody Holding Company Inc. (WongDoody) (16)	U.S.	100%	–
WDW Communications, Inc(18)	U.S.	100%	–
WongDoody, Inc(18)	U.S.	100%	–
Infosys Luxembourg S.a.r.l (19)	Luxembourg	100%	–

(1) Wholly-owned subsidiary of Infosys Limited

(2) Incorporated effective November 20, 2017

(3) Majority owned and controlled subsidiary of Infosys Limited

(4) Under liquidation

(5) Wholly owned subsidiary of Infosys Public Services, Inc.

(6) Liquidated effective May 9, 2017

(7) Wholly owned subsidiary of Infosys BPM

(8) Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(9) Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(10) Wholly owned subsidiary of Panaya Inc.

(11) Liquidated effective November 9, 2017

(12) Wholly owned subsidiary of Noah. Liquidated effective December 20, 2017

(13) On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holding Limited

(14) Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(15) Wholly-owned subsidiary of Infosys Consulting Pte Ltd

(16) On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody

(17) Liquidated effective May 17, 2018

(18) Wholly-owned subsidiary of WongDoody

(19) Wholly-owned subsidiary of Infosys limited, incorporated effective August 6, 2018

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Associate

During the year ended March 31, 2018, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. DWA Nova LLC has been liquidated w.e.f November 17, 2017

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust (formerly Infosys BPO Limited Employees Superannuation Fund Trust)	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust (formerly Infosys BPO Limited Employees' Gratuity Fund Trust)	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.

U. B. Pravin Rao, Chief Operating officer appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently he stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

Nandan M. Nilekani (appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017)

Micheal Gibbs (appointed as Independent director effective July 13, 2018)

Ravi Venkatesan (resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018)

Kiran Mazumdar-Shaw

Roopa Kudva

Dr. Punita Kumar-Sinha

D. N. Prahlad

D. Sundaram (appointed effective July 14, 2017)

Prof. Jeffrey Lehman, (resigned effective August 24, 2017)

R. Seshasayee (resigned effective August 24, 2017)

Prof. John Etchemendy (resigned effective August 24, 2017)

Executive Officers

M. D. Ranganath, Chief Financial Officer. On August 18, 2018, the Board accepted the resignation of M. D. Ranganath as the Chief Financial Officer of the Company. He will continue in his current position as Chief Financial Officer till November 16, 2018.

Mohit Joshi, President

Rajesh K. Murthy, President (appointed effective October 13, 2016 and resigned effective January 31, 2018)

Ravi Kumar S, President and Deputy Chief Operating Officer

Sandeep Dadlani, President (resigned effective July 14, 2017)

Krishnamurthy Shankar, Group Head - Human Resources

Gopi Krishnan Radhakrishnan - Acting General Counsel (resigned effective June 24, 2017)

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)

Company Secretary

A. G. S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Salaries and other employee benefits to whole-time directors and executive officers (1) (2)	25	(14)	49	12
Commission and other benefits to non-executive/independent directors	2	5	4	8
Total	27	(9)	53	20

(1)	Total employee stock compensation expense for the three months and six months ended September 30, 2018 includes a cost of 10 crore and 19 crore, respectively towards key managerial personnel. For the three months and six months ended September 30, 2017, an employee stock compensation reversal of 29 crore and 17 crore, respectively, was recorded towards key managerial personnel. (Refer to note 2.11)

(2)	Includes reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forefeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to note 2.11)

2.24 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under Ind AS 108, Operating Segments. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for three months and six months ended September 30, 2017 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of Revenue by geographic locations has been given in note 2.16 Revenue from operations.

Business Segments

Three months ended September 30, 2018 and September 30, 2017:

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Revenue from operations	6,644	3,469	2,529	2,527	1,989	1,537	1,321	593	20,609
	5,817	2,804	2,184	2,058	1,647	1,266	1,191	600	17,567
Identifiable operating expenses	3,530	1,771	1,351	1,409	1,107	850	691	363	11,072
	3,041	1,392	1,147	1,010	963	678	642	346	9,219
Allocated expenses	1,338	664	519	522	417	269	254	197	4,180
	1,160	611	425	416	379	220	214	220	3,645
Segmental operating income	1,776	1,034	659	596	465	418	376	33	5,357
	1,616	801	612	632	305	368	335	34	4,703
Unallocable expenses									463
									457
Other income, net									739
									883
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.1.2)									–
									–
Share in net profit/(loss) of associate, including impairment									–
									–
Profit before tax									5,633
									5,129
Tax expense									1,523
									1,403
Profit for the period									4,110
									3,726
Depreciation and amortization expense									463
									456
Non-cash expenses other than depreciation and amortization									–
									1

Six months ended September 30, 2018 and September 30, 2017:

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Revenue from operations	12,719	6,637	4,958	4,901	3,826	2,959	2,581	1,156	39,737
	11,448	5,578	4,336	3,990	3,235	2,516	2,317	1,225	34,645
Identifiable operating expenses	6,790	3,372	2,615	2,670	2,132	1,636	1,358	700	21,273
	5,943	2,791	2,216	1,980	1,888	1,367	1,209	695	18,089
Allocated expenses	2,592	1,286	1,012	1,011	818	517	494	403	8,133
	2,348	1,216	848	827	774	445	420	412	7,290
Segmental operating income	3,337	1,979	1,331	1,220	876	806	729	53	10,331
	3,157	1,571	1,272	1,183	573	704	688	118	9,266
Unallocable expenses									900
									909
Other income, net									1,465
									1,697
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.1.2)									270
									–
Share in net profit/(loss) of associate, including impairment									–
									(71)
Profit before tax									10,626
									9,983
Tax expense									2,905
									2,774
Profit for the period									7,721
									7,209
Depreciation and amortization expense									900
									906
Non-cash expenses other than depreciation and amortization									270
									3

Significant clients

No client individually accounted for more than 10% of the revenues in the three months and six months ended September 30, 2018 and September 30, 2017.

2.25 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

  (In crore)

Particulars	Note no	Three months ended September 30,		Six months ended September 30,
		2018	2017	2018	2017
Revenue from operations	2.16	20,609	17,567	39,737	34,645
Cost of Sales		13,281	11,227	25,569	22,126
Gross profit		7,328	6,340	14,168	12,519
Operating expenses
Selling and marketing expenses		1,088	846	2,092	1,735
General and administration expenses		1,346	1,248	2,645	2,427
Total operating expenses		2,434	2,094	4,737	4,162
Operating profit		4,894	4,246	9,431	8,357
Reduction in the fair value of Disposal Group held for sale		–	–	(270)	–
Other income, net	2.17 and 2.1.2	739	883	1,465	1,697
Profit before non controlling interest / Share in net profit / (loss) of associate		5,633	5,129	10,626	10,054
Share in net profit/(loss) of associate, including impairment	2.23	–	–	–	(71)
Profit before tax		5,633	5,129	10,626	9,983
Tax expense:
Current tax		1,612	1,471	3,063	2,971
Deferred tax		(89)	(68)	(158)	(197)
Profit for the period		4,110	3,726	7,721	7,209
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	2.20 and 2.15	3	6	4	3
Equity instruments through other comprehensive income, net	2.4 and 2.15	8	–	12	–
		11	6	16	3
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10 and 2.15	(29)	20	(20)	(46)
Exchange differences on translation of foreign operations, net		334	100	421	207
Fair value changes on investments, net		(15)	12	(60)	39
		290	132	341	200

Total other comprehensive income, net of tax		301	138	357	203
Total comprehensive income for the period		4,411	3,864	8,078	7,412
Profit attributable to:
Owners of the Company		4,110	3,726	7,721	7,209
Non-controlling interests		–	–	–	–
		4,110	3,726	7,721	7,209
Total comprehensive income attributable to:
Owners of the Company		4,411	3,864	8,078	7,412
Non-controlling interests		–	–	–	–
		4,411	3,864	8,078	7,412

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru October 16, 2018

INDEPENDENT Auditor’s Report on audit of interim consolidated financial results

To The Board of Directors ofInfosys Limited

1.	We have audited the accompanying Interim Statement of Consolidated Financial Results of INFOSYS Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the quarter and half year ended September 30, 2018 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

2.	This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related interim consolidated financial statements which has been prepared in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such interim consolidated financial statements.

3.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial controls relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal financial controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the results of the subsidiaries as given in the Annexure to this report;

b.	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

c.	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the consolidated profit and total comprehensive income for the period and other financial information of the Group for the quarter and half year ended September 30, 2018.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, October 16, 2018	(Membership No.70928)

Annexure to Auditors’ Report

List of Subsidiaries;

1.	Infosys BPM Limited
2.	Infosys Technologies (China) Co. Limited
3.	Infosys Technologies S. de R. L. de C. V.
4.	Infosys Technologies (Sweden) AB.
5.	Infosys Technologies (Shanghai) Company Limited
6.	Infosys Tecnologia DO Brasil LTDA.
7.	Infosys Public Services, Inc.
8.	Infosys Americas Inc.,
9.	Infosys (Czech Republic) Limited s.r.o.
10.	Infosys Poland Sp z.o.o
11.	Infosys McCamish Systems LLC
12.	Portland Group Pty Ltd
13.	Infosys BPO Americas LLC.
14.	Infosys Technologies (Australia) Pty. Limited
15.	EdgeVerve Systems Limited
16.	Infosys Consulting Holding AG
17.	Lodestone Management Consultants Inc. (Liquidated on May 17, 2018)
18.	Infosys Management Consulting Pty Limited
19.	Infosys Consulting AG
20.	Infosys Consulting (Belgium) NV
21.	Infosys Consulting GmbH
22.	Infosys Consulting Pte Ltd.
23.	Infosys Consulting SAS
24.	Infosys Consulting s.r.o.
25.	Lodestone Management Consultants GmbH
26.	Lodestone Management Consultants Co., Ltd.
27.	Infy Consulting Company Limited
28.	Infy Consulting B.V.
29.	Infosys Consulting Ltda.
30.	Infosys Consulting Sp. Z.o.o.
31.	Lodestone Management Consultants Portugal,Unipessoal, Lda
32.	S.C. Infosys Consulting S.R.L.
33.	Infosys Consulting S.R.L.
34.	Infosys Nova Holdings LLC.
35.	Panaya Inc.
36.	Panaya Limited.
37.	Panaya GmbH
38.	Panaya Japan Co. Ltd.
39.	Skava Systems Pvt. Ltd.
40.	Kallidus Inc.
41.	Infosys Chile SpA
42.	Brilliant Basics Holdings Limited
43.	Brilliant Basics Limited
44.	Brilliant Basics (MENA) DMCC
45.	Infosys Arabia Limited
46.	Infosys Middle East FZ LLC
47.	Infosys Science Foundation

48.	Infosys Employees’Welfare Trust
49.	Infosys Employee Benefits Trust
50.	Wong Doody Holding Company Inc.(Acquired on May 22, 2018)
51.	WDW Communications Inc. (Acquired on May 22, 2018)
52.	Wongdoody Inc. (Acquired on May 22, 2018)
53.	Infosys Luxembourg SARL (Incorporated on August 6, 2018)